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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Isilon Systems, Inc.

(Name of Issuer)
Common Stock, $0.00001 par value

(Title of Class of Securities)
46432L104

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐      Rule 13d-1(b)
☐      Rule 13d-1(c)
☑      Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 pages

CUSIP No.	46432L104	13G	Page	2	of	14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Venture Fund V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,051,590 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

15,051,590 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,051,590 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.58%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	46432L104	13G	Page	3	of	14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Venture Entrepreneurs’ Fund V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,051,590 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

15,051,590 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,051,590 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.58%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	46432L104	13G	Page	4	of	14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Venture Associates V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,051,590 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

15,051,590 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,051,590 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.58%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	46432L104	13G	Page	5	of	14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Venture Associates V, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,051,590 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

15,051,590 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,051,590 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.58%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	46432L104	13G	Page	6	of	14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Axel Bichara

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,051,590 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

15,051,590 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,051,590 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.58%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	46432L104	13G	Page	7	of	14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jean-Francois Formela

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,051,590 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

15,051,590 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,051,590 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.58%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	46432L104	13G	Page	8	of	14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Spray

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,051,590 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

15,051,590 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,051,590 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.58%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a). Name of Issuer: Isilon Systems, Inc
Item 1(b). Address of Issuer’s Principal Executive Offices
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office or, if None, Residence
Item 2(c). Citizenship: Atlas V, AVE V and AVA V LP is each a limited partnership formed under the laws of the State of Delaware. AVA V Inc. is a corporation formed under the laws of the State of Delaware. Mr. Bichara is a citizen of Germany. Mr. Formela is a citizen of France. Mr. Spray is a citizen of the United Kingdom
Item 2(d). Title of Class of Securities: Common Stock, $0.00001 par value per share (the “Common Stock”)
Item 2(e). CUSIP Number: 46432L104
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

Schedule 13G

Item 1(a).	Name of Issuer: Isilon Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
3101 Western Ave, Seattle, WA 98121

Item 2(a).	Name of Person Filing:
Atlas Venture Fund V, L.P. (“Atlas V”), Atlas Venture Entrepreneurs’ Fund V, L.P. (“AVE V” and together with Atlas V, the “Atlas V Funds”), Atlas Venture Associates V, L.P. (“AVA V LP”), Atlas Venture Associates V, Inc. (“AVA V Inc.”), Axel Bichara (“Bichara”), Jean-Francois Formela (“Formela”) and Christopher Spray (“Spray”). Atlas V and AVE V are referred to individually herein as a “Fund” and collectively as the “Funds”. The persons and entities named in this Item 2(a) are referred to individually herein as a “Filing Person” and collectively as the “Filing Persons”.
AVA V Inc. is the sole general partner of AVA V LP. AVA V LP is the sole general partner of the Atlas V Funds. Messrs. Bichara, Formela and Spray are directors of AVA V Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business office of each of the Filing Persons is:
890 Winter Street, Suite 320
Waltham, MA 02451

Item 2(c).	Citizenship: Atlas V, AVE V and AVA V LP is each a limited partnership formed under the laws of the State of Delaware. AVA V Inc. is a corporation formed under the laws of the State of Delaware. Mr. Bichara is a citizen of Germany. Mr. Formela is a citizen of France. Mr. Spray is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities: Common Stock, $0.00001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number: 46432L104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.

Item 4.	Ownership.
(a)	Amount Beneficially Owned: Atlas V is the record holder of 14,853,543 shares of Common Stock as of December 31, 2008 (the “Atlas V Shares”). AVE V is the record holder of 198,047 shares of Common Stock as of December 31, 2008 (the “AVE V Shares”). By virtue of their
Page 9 of 14 pages

relationship as affiliated limited partnerships, each Fund may be deemed to share the power to direct the disposition of and vote the Atlas V Shares and the AVE V Shares, for an aggregate of 15,051,590 shares of Common Stock (the “Record Shares”). As general partner of the Funds, and by virtue of the Funds relationship as affiliated limited partnerships, AVA V LP may also be deemed to beneficially own the Record Shares. As the general partner of AVA V LP, AVA V Inc. may also be deemed to beneficially own the Record Shares. In their capacities as directors of AVA V Inc. each of Messrs. Bichara, Formela and Spray may be deemed to beneficially own the Record Shares.
Each Filing Person disclaims beneficial ownership of the Record Shares except for such shares, if any, such Filing Person holds of record.
(b)	Percent of Class:
Each Filing Person: 23.58%
(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote:

0

(ii)	shared power to vote or to direct the vote:

15,051,590 for each Filing Person

(iii)	sole power to dispose or direct the disposition of:

0

(iv)	shared power to dispose or direct the disposition of:

15,051,590 for each Filing Person

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Page 10 of 14 pages

Not Applicable. The Filing Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).
Page 11 of 14 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2009

*

Axel Bichara

*

Jean-Francois Formela

*

Christopher Spray

Atlas Venture Fund V, L.P. Atlas Venture Entrepreneurs’ Fund V, L.P. By: Atlas Venture Associates V, L.P. their general partner By: Atlas Venture Associates V, Inc. its general partner

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates V, L.P. By: Atlas Venture Associates V, Inc. its general partner

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates V, Inc.
By:	*
Name:	Kristen Laguerre
Title:	Vice President

* By:	/s/ Kristen Laguerre
By Kristen Laguerre in her
individual capacity and as
Attorney-in-Fact
Page 12 of 14 pages

Exhibit 1
AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, each of the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Isilon Systems, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Dated: February 13, 2009

*

Axel Bichara

*

Jean-Francois Formela

*

Christopher Spray

Atlas Venture Fund V, L.P. Atlas Venture Entrepreneurs’ Fund V, L.P. By: Atlas Venture Associates V, L.P. their general partner By: Atlas Venture Associates V, Inc. its general partner

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates V, L.P. By: Atlas Venture Associates V, Inc. its general partner

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates V, Inc.
By:	*
Name:	Kristen Laguerre
Title:	Vice President

* By:	/s/ Kristen Laguerre
By Kristen Laguerre in her
individual capacity and as
Attorney-in-Fact
Page 13 of 14 pages

Exhibit 2
POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each and any of Kristen Laguerre and Frank Castellucci his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself individually or on behalf of each or any of Atlas Venture Fund III, L.P., Atlas Venture Entrepreneurs’ Fund III, L.P., Atlas Venture Associates III, L.P., Atlas Venture Associates III, Inc., Atlas Venture Fund IV, L.P., Atlas Venture Entrepreneurs’ Fund IV, L.P., Atlas Venture Associates IV, L.P., Atlas Venture Associates IV, Inc., Atlas Venture Fund V, L.P., Atlas Venture Entrepreneurs’ Fund V, L.P., Atlas Venture Associates V, L.P., Atlas Venture Associates V, Inc., Atlas Venture Fund VI , L.P., Atlas Venture Entrepreneurs’ Fund VI, L.P., Atlas Venture Fund VI GmbH & Co., KG, Atlas Venture Associates VI, L.P., Atlas Venture Associates VI, Inc., Atlas Venture Fund VII, L.P., Atlas Venture Associates VII, L.P., Atlas Venture Associates VII, Inc., Atlas Venture Fund VIII, L.P., Atlas Venture Associates VIII, L.P. and Atlas Venture Associates VIII, Inc. pursuant to Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the Financial Industry Regulatory Authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 12th day of February, 2009.

/s/ Peter Barrett
Peter Barrett

/s/ Axel Bichara
Axel Bichara

/s/ Jeffrey Fagnan Jeffrey Fagnan

/s/ Jean-Francois Formela Jean-Francois Formela

/s/ Christopher Spray Christopher Spray
Page 14 of 14 pages